Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 20-12

Alianza Minerals Appoints VP Exploration

Vancouver, B.C., August 10, 2020 - Alianza Minerals Ltd. (TSX-V: ANZ, OTC: TARSF) (“Alianza” or the “Company”) reports that Rob Duncan, M.Sc. (Geological Sciences – University of British Columbia) has been appointed Vice President, Exploration of the Company effective August 1, 2020. Mr. Duncan has over 30 years of experience in mineral exploration with a wide range of companies, from major producers such as Rio Tinto and Inmet Mining to junior explorers. He has held senior management positions at several junior explorers exploring throughout the North American Cordillera, Canadian Shield and Eastern Europe on a wide variety of deposit types including orogenic gold, porphyry copper (gold), VMS, intrusion related gold, and epithermal gold-silver systems.

Mr. Duncan has over ten years of management experience specifically with prospect generator companies, having held the position of Exploration Manager at Rimfire Minerals and VP Exploration and Project Development at Evrim Resources.

Mr. Duncan’s wide range of experience and familiarity with prospect generator companies ensures that he will be involved in all aspects of the implementation of Alianza’s hybrid Joint Venture business model, from the generation and acquisition of new projects, partnering existing projects and the execution of exploration programs.

“I am pleased to add Rob to the Alianza team as his wide range of experience and analytical approach to exploration will allow us to better execute our business model,” stated Jason Weber, P.Geo., President and CEO of Alianza. “Having worked with Rob previously, I have seen the value he can bring to an organization like ours and I am looking forward to the positive impact he can have for our shareholders.”

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada, Colorado and Peru. Alianza currently has two projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company has 106.2 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 687-3520

Fax: (888) 889-4874

www.alianzaminerals.com

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.